

July 13, 2010

via U.S. mail and facsimile to (949) 595-5532

Mr. Peter J. Moerbeek, Executive Vice President, Chief Financial Officer and Director
Primoris Services Corporation
26000 Commercentre Drive
Lake Forest, CA 92630

> **RE: Primoris Services Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 11, 2010**
> **Definitive Proxy Statement on Schedule 14A filed April 23, 2010**
> **Form 10-Q for the period ended March 31, 2010**
> **File No. 1-34145**

Dear Mr. Moerbeek:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Item 1. Business, page 3

Customers, page 6

1. We note that two of your customers represented more than 10% of your revenues. In future filings, please identify these customers. Refer to Item 101(c)(1)(vii) of Regulation S-K.

2. In future filings, please revise to include the information required by Items 101(e)(3) and (4) of Regulation S-K.

Item 5. Market for Registrant's Common Equity, Related Stockholder . . . , page 20

Market Information, page 20

3. In future filings, please revise to include the number of holders of each class of your common equity, as of the latest practicable date. Refer to Item 201(b) of Regulation S-K.

Management's Discussion and Analysis, page 24

4. In future filings, please clarify the nature and extent of your international operations. For example, we note on page 7 the table showing projects being performed in Thailand and Australia, which projects have an aggregate contract value material to your 2009 revenues. However, you disclose on page 17 that revenue outside the United States was attributable to only Canada. In the risk factor on page 17, you note the legal, political and economic risks associated with conducting business in foreign countries. Please tell us and disclose in future filings to the extent material, the impact to your business in Thailand as a result of the recent unrest there. Also, please confirm to us, if true, that "the international project" mentioned on page 24 of the March 31, 2010 Form 10-Q is the one in Australia.

Liquidity and Capital Resources, page 35

5. You disclose you currently have a $20.0 million credit which expires October 28, 2012, under which you can issue letters of credit for up to $15.0 million, a credit facility of $15.0 million which expires October 27, 2010, and a $10 million (Canadian dollars) facility for commercial letters of credit in Canada with an expiration date of December 31, 2012, under which letters of credit of $5.3 million and $5.0 million were outstanding as of December 31, 2009 and 2008, respectively. In future filings, please clearly disclose for each of these facilities how much is outstanding and how much is available for borrowings or for issuing letters of credit, as of the periods presented.

Item 9A. Controls and Procedures, page 42

Evaluation of Disclosure Controls and Procedures, page 42

6. We note the qualification in the last sentence of the first paragraph. Please confirm to us, and revise accordingly in future filings, that your disclosure controls and procedures are designed to provide reasonable assurance of

achieving their stated objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.

Item 10. Directors, Executive Officers and Corporate Governance, page 43

7. In future filings, please revise to include the age of each listed executive officer. Refer to Item 401(b) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 44

8. We note that you have not filed on EDGAR the schedules to your loan and security agreement filed as exhibit 10.24 to the Form 10-K. We also note that you incorporate this agreement by reference to a Form 8-K filed on August 6, 2008. Please amend this Form 8-K to file a complete, executed copy of this agreement, including all schedules.

9. We note that you have not filed on EDGAR the schedules to your loan and security agreement filed as exhibit 10.27 to the Form 10-K. We also note that you incorporate this agreement by reference to a Form 8-K filed on November 4, 2009. Please amend this Form 8-K to file a complete, executed copy of this agreement, including all schedules.

Definitive Proxy Statement on Schedule 14A

General

10. We note that you have not provided disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure was unnecessary.

Board Structure and Committee Composition, page 17

11. We note your disclosure in the second paragraph that Mr. Pratt serves as both your Chief Executive Officer and Chairman of the Board. In future filings, please revise to disclose whether you have an independent lead director, and if so, describe the specific role the independent lead director plays in the leadership of the Board. Refer to Item 407(h) of Regulation S-K.

Form 10-Q for the period ended March 31, 2010

Note 7 – Equity Method Investments, page 11

12. You disclose herein information for the investments in All Day Electric and St.-
    Bernard Levee Partners, and on page 24, you mention a "Clean Energy" project.
    We note these investments/projects were not mentioned in your Form 10-K.
    Please explain why not. Also, in future filings, please clarify the meaning of your
    disclosure, "ARB recognized $X in revenues in the three months ended…" with
    regard to OMPP and All Day Electric. It is not obvious whether you are referring
    to an element of your accounting for the investment, or related party sales
    between ARB and the equity method investments, or something else.

Note 9 – Intangible Assets, page 13

13. Please revise future filings, beginning with your June 30, 2010 Form 10-Q, to
    disclose the amount of goodwill allocated to each of your reportable segments.
    Refer to ASC Topic 350-20-50-1. Given the change in the number of segments
    you report beginning in fiscal 2010, please revise in future annual filings your
    related critical accounting policy to disclose the number of reporting units you use
    in order to test for goodwill impairment.

Item 4. Controls and Procedures, page 31

Disclosure Controls and Procedures, page 31

14. We note the qualification in the last paragraph. Please confirm to us, and revise
    accordingly in future filings, that your disclosure controls and procedures are
    designed to provide reasonable assurance of achieving their stated objectives and
    that your principal executive officer and principal financial officer concluded that
    your disclosure controls and procedures are effective at the reasonable assurance
    level.

*   *   *   *

Please respond to these comments by providing the supplemental information
requested within ten business days or tell us when you will provide us with a response.
Please provide us with a supplemental response that addresses each of our comments.
Please file your supplemental response on EDGAR as a correspondence file. We may
raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of
the persons named below. Each package should include a copy of your response letter
and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant at (202) 551-3743, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, Andy Schoeffler at (202) 551-3748, with any other questions.

Sincerely,

Terence O'Brien
Branch Chief